Exhibit 99.1

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

ARIS MINING ANNOUNCES Q3 2026 EARNINGS RELEASE DATE

Vancouver, Canada, October 21, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) will publish its third quarter 2026 financial results after market close on Wednesday, November 4, 2026 and host a conference call on the same day at 3:00 pm Vancouver time (5:00 pm ET / 10:00pm GMT) to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration. Once registered, call-in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

•	Link: Webcast | Q3 2026 Conference Call

Conference Call

•	Toll-free North America: +1-833-821-0197
•	International: +1-647-846-2328

Audio Recording

•	After the call, an audio recording will be available via telephone until end of day November 11, 2026
•	Toll-free in the US and Canada: +1-855-669-9658
•	International: +1-412-317-0088; and using the access code: 4512692

A replay of the event will be archived at Financials - Aris Mining Corporation.

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to 500,000 ounces, driven by the ramp-up at Segovia following the installation of the second mill and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production. Key projects include the high-grade Soto Norte gold project in Colombia, where preparation of the Environmental and Social Impact Assessment (ESIA) has been completed for community engagement, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

1 Reflects expected steady-state annual gold production of approximately 300 thousand ounces (koz) at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.

2 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company, in each case for both Soto Norte and Toroparu.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Cautionary Language

Qualified Person

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by NI 43-101, and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the timing for completion and first gold pour at the Marmato bulk mine, the expected benefit from the Segovia expansion, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the timeline for the Soto Norte community engagement, the objective of reaching 1 million ounces of production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.